For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca
416-941-4422

Sears Canada Announces Closing of Sale-Leaseback Transaction of National Logistics Centre in Calgary, Alberta

TORONTO - April 28, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that the transaction originally announced on March 18, 2016, for the sale and leaseback of its National Logistics Centre (NLC) located in Calgary, Alberta, has closed for total net proceeds of $83.9 million. The property was sold to, and will be leased back from, CT Real Estate Investment Trust (TSX: CRT.UN).

The Company is leasing back the facility and plans to continue operating the NLC with no resulting staffing reduction or disruption of service.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.